Tower One Wireless Corp. ("Tower One Wireless")

Collaboration Agreement with Commerk S.A.S.

Year ended December 31, 2021

Background:

Collaboration Agreement

  Effective date: April 6, 2021
  Parties: Tower 3 S.A.S. ("Tower"), Tower One Wireless, and Commerk S.A.S. ("Commerk")
  Terms: Pursuant to the Collaborative Agreement, Tower and Commerk (together, the "Parties"), establish a Joint Venture, pursuant to which they shall make Contributions provided for in the Collaboration Agreement for the purpose of designing, developing, financing, constructing, operating (where applicable), maintaining and exploiting each Project in accordance with the Project Documents, share the risk and benefits and receive the Shares arising from the Joint Venture.
  Project: Each group of Telecommunication Towers developed pursuant to the Common Transaction and whose associated Customer Contracts will guarantee the cash flows that, with respect to each Project, will be transferred to a Project AP (defined below) to serve as collateral for the respective Financial Closing (disbursement of remaining funds upon completion of Projects).
  Ownership percentage: Tower owns 50%, Commerk owns 50%
  Rights of the Parties:

(i) The right to participate in the Governance Committee, with the number of votes resulting from the Percentage Shares of the respective holder.

(ii) The right to participate in the surpluses of the Common Operation, under the terms of Section 6.

(iii) The right of Commerk and/or the Developers (Developers means any other investor that is not Commerk or Tower, and that may participate in future projects) making Equity Contributions to receive the Preferred Rate of Return under the terms of Section 6 of this Collaboration Agreement.

(iv) The right of exclusivity, in the terms of Investment amounts and Exclusivity Rights.

(v) All others provided in this Collaboration Agreement.

  Governance: The agreement shall have a governance committee ("Governance Committee") consisting of one management level representative designated by Commerk and one designated by Tower. The representative designated by each Developer shall have sufficient authority to bind the Developer with respect to decisions under the Collaboration Agreement that are binding on the Governance Committee. The primary purpose of the Governance Committee shall be to make decisions under this Collaboration Agreement.
  Dispute Resolution: Any dispute arising between the Parties on account of this Agreement shall be subject to the jurisdiction of an arbitration tribunal, which shall be comprised of 3 arbitrators appointed by mutual agreement.
  Management: The management of the Debt resources and the Equity Contributions disbursed for the development of each Project will be delegated to Tower, which will also register the ownership of the respective Telecommunications Towers. These actions by Tower shall be deemed to be performed for the account of the Common Transaction, whereby the Parties acknowledge and agree that, in accordance with the defined Percentage Shares, Commerk shall have 50% ownership of the Telecommunications Towers, the Debt, the Project Documents and all other rights, obligations, benefits or risks of each Project.
  Project AP: For each Project, Tower, or if agreed with the Lenders, Tower and Commerk, will form a Project AP (meaning a trust were the towers and cash flows that they generate will be laying), the purpose of which will be to receive the cash flows associated with the Telecommunications Towers of the respective Project, make the payments established in the respective Trust Agreement and facilitate the corresponding Financial Closing.

  Territory of Common Operation: Columbia
  Tower Obligations: Tower, in accordance with its experience as developer and operator of each Project and the commercial relationships expressed in the Customer Agreements, will design, develop, construct, operate and maintain (directly or through third parties) the Telecommunications Towers (together, "Activities"). For such purpose, acting on behalf of the Common Operation, Tower will manage the resources from the Equity and Debt Contributions, obtain the required authorizations and permits for each Project, maintain formal ownership of the property of the Telecommunications Towers, enter into the respective Project Documents with third parties and comply with the legal and contractual obligations derived from each Project.  Commerk shall have no responsibility for the performance of the activities required for the development of the Projects, all of which are the responsibility of Tower.
  Commerk Obligations: Commerk shall deliver to Tower the Equity Contributions, on a monthly basis, so that the latter may carry out the Activities. The value of each Equity Contribution disbursement will be determined based on the cash flows associated with the Telecommunications Towers in services during the respective month, which shall be determined by Tower in the respective Disbursement Request.
  Share of costs: Commerk shall reimburse Tower for 50% of the costs and expenses incurred under the Project to the extent that such costs and expenses are not part of the cost of construction of the Towers.
  Liabilities: Except for obligations to the Lenders under the Funding Documents, Tower's and Commerk's maximum liability with respect to each Project shall be their respective Percentage Interest. Since the Project is managed exclusively by Tower, except for obligations to the Lenders under the Funding Documents, Commerk shall not be required to be liable to any third-party creditor of the Common Transaction or any PA Project as a joint obligor of Tower. Except for obligations assumed to the Lenders, Tower also may not be required to respond as a joint obligor to any creditor held by Commerk by reason of its participation as a Developer.
  Term: The Collaborative Agreement shall be effective for a term of seven (7) years from the Signing Date.
  Acquisition Offer: After 36 months and not later than 60 months from the Signing Date, Tower may submit to Commerk a tender offer for the acquisition of Commerk's interest in the Common Transaction. The tender offer must be for the entirety of Commerk's interests, the amount may not be less than the total amount of the Equity Contributions made by Commerk plus the Preferred Rate of Return. If the tender offer is not submitted within the 60 month timeframe, then the percentage ownership will be adjusted to where Commerk will have 60% and Tower will have 40% ownership under the Collaboration Agreement.